Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE REITERATES OFFER TO ACQUIRE ALEXANDRIA MINERALS CORPORATION AT SUBSTANTIAL PREMIUM TO OFFER BY CHANTRELL

Agnico Eagle Votes Against Chantrell Transaction

Toronto (June 24, 2019) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) today reiterates that its previously announced offer (the “Agnico Proposal”) for all the shares of Alexandria Minerals Corporation (“Alexandria”) at $0.05 per share in cash or shares represents a substantial premium to the offer by Chantrell Ventures Corp. (“Chantrell”) to be considered at a meeting of Alexandria shareholders scheduled to be held on June 28, 2019.  The board of directors of Alexandria has determined that the Agnico Proposal constitutes a “superior proposal” under the terms of the arrangement agreement dated May 14, 2019 (the “Chantrell Agreement”) between Alexandria and Chantrell, entitling Alexandria to terminate the Chantrell Agreement if Chantrell does not match the Agnico Proposal.  Alexandria has announced that Chantrell’s right to match the Agnico Proposal expires at 11:59 p.m. on June 27, 2019.  The Agnico Proposal was first announced in Agnico Eagle’s news release dated June 13, 2019.

Agnico Eagle has voted all of the common shares of Alexandria it owns (approximately 28.8 million shares, representing approximately 5.6% of the issued and outstanding Alexandria shares) AGAINST the Chantrell offer.  In addition, Agnico Eagle intends to exercise its dissent rights with respect to the Chantrell offer, as provided for under the interim order of the court with respect to the Chantrell transaction.  Assuming the inferior Chantrell offer is either voted down by Alexandria shareholders or terminated prior to the Alexandria shareholders meeting, Agnico Eagle will proceed with its superior offer.

Agnico Eagle’s Proposal

The Agnico Proposal provides each Alexandria shareholder with the option to receive, for each Alexandria share, either: (i) C$0.05 in cash (the “Cash Option”); (ii) 0.000819355 common shares of Agnico Eagle (“Agnico Shares”) plus C$0.000001 in cash; or (iii) 0.000819355 Agnico Shares (the “Share Option”).  Based on the Cash Option, the Agnico Proposal represents a premium of:

•                  25% to the implied value of C$0.04 per Alexandria share under the Chantrell Agreement;

•                  43% to the unaffected Alexandria share price on May 13, 2019, the last trading day prior to the public announcement of the Chantrell Agreement; and

•                  60% to the market value valuation of the Chantrell offer based on the 20-day VWAP of Alexandria shares as of June 13, 2019, the last trading day prior to the public announcement of the Agnico Proposal.

The Agnico Proposal is not subject to any financing or due diligence condition.

Key Benefits of the Agnico Proposal to Alexandria Shareholders

In addition to the substantial premium to the historical trading price of Alexandria shares and to the value of the Chantrell offer, as described above, the Agnico Proposal would offer the following key benefits to Alexandria shareholders:

•                  Certainty of Value — the Agnico Proposal provides immediate value certainty for Alexandria shareholders who select the Cash Option and enhanced certainty of value for Alexandria shareholders who elect to receive Agnico Shares, when compared to the shares being offered under the Chantrell transaction, which have no trading history and are expected to have substantially less liquidity than Agnico Shares.

•                  Substantially Less Execution Risk — the Agnico Proposal has substantially less execution risk given that: (i) it is not contingent on the completion of any other transaction, or subject to approval by Agnico Eagle’s shareholders or any financing; and (ii) there are no regulatory approvals or consents required that would impede or delay consummation of the Agnico Proposal.

•                  Continued Participation in the Cadillac Break Property Package — Alexandria shareholders who elect to receive Agnico Shares would have the opportunity to continue to participate in any future value increases associated with the continued exploration and subsequent development and operation of Alexandria’s properties.  As Quebec’s largest gold producer, with a 100% interest in the LaRonde, Goldex and LaRonde Zone 5 mines and a 50% interest in the Canadian Malartic mine (which mines are located within 50 kilometres of each other and near Alexandria’s properties), Agnico Eagle is uniquely positioned to create value from these properties.

•                  Operational Capabilities of Agnico Eagle — Alexandria shareholders that elect to receive Agnico Shares can rely on Agnico Eagle’s long operating track record and demonstrated success in exploring, developing, commissioning and operating large-scale projects, and can be assured that Agnico Eagle has the necessary exploration, development, financing and operating experience to continue to explore, and if appropriate, develop and mine Alexandria’s properties.

•                  Participation in a Company with Geographically Diverse Projects — Alexandria shareholders that elect to receive Agnico Shares would also benefit from having an equity position in a company with substantial geographic diversity.  At present, Agnico Eagle has interests in mining properties located in Mexico, Canada, Europe, Latin American and the United States and operates mines in northwestern Quebec, northern Mexico, northern Finland and Nunavut.

•                  Market Capitalization and Liquidity — Agnico Eagle is listed on both the Toronto Stock Exchange and the New York Stock Exchange and has a market capitalization of more than C$15.1 billion.  Agnico Eagle’s shares are highly liquid, with an average daily trading volume of approximately 1.2 million shares on the Toronto Stock Exchange, representing approximately C$65 million on a daily basis over the last 12 months.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at June 24, 2019.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to: statements relating to the outcome of the Alexandria meeting, the Agnico Proposal to acquire Alexandria shares, the outcome of the Agnico Proposal and any expected strategic rationale and benefits to Alexandria shareholders offered in support of the Agnico Proposal.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.